EXHIBIT 99.1

Brookfield Asset Management Reports Record Financial Results and Announces a Dividend Increase of 8%

BROOKFIELD, NEWS, Feb. 11, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the year ended December 31, 2020.

Bruce Flatt, CEO of Brookfield, stated, “We ended the year with our best quarter ever, reflecting the continued growth of our asset management franchise and the resiliency of our underlying businesses. Looking forward, we expect 2021 to also be strong as we enter another important phase for our business. We recently started our next round of flagship fundraising, are making progress on significant realizations from earlier vintage funds, and underlying business performance is good and getting better. We invested $44 billion in 2020, while pausing dispositions; but with strong capital markets our activity has picked up dramatically in the first quarter of 2021.”

Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Net income[1]	$1,815	$1,638	$707	$5,354
Net income per Brookfield share[2,3]	0.40	0.50	(0.12)	1.73
Funds from operations[2,4]	$2,096	$1,204	$5,180	$4,189
Per Brookfield share[2,3,4]	1.34	0.75	3.27	2.71
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  2019 per share amounts have been updated to reflect BAM’s three-for-two stock split effective April 1, 2020.
  See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Performance in the fourth quarter was very strong, resulting in net income of $1.8 billion and record funds from operations (FFO) of $2.1 billion, driven by an increase in fee-related earnings, the growth and stability in our operating businesses and disposition gains recognized on asset sales. Fee-related earnings for the quarter were $411 million. This reflects increases in our private fund capital as well as higher market capitalizations across our listed affiliates. In particular, the launches of BIPC and BEPC have been very successful with strong market demand for each of these securities supporting their performance. FFO for the quarter increased by 74% compared to the prior year quarter and included $810 million of disposition gains as transaction activity picked up towards the end of the year.

Net income and FFO were $707 million and $5.2 billion, respectively, for the year, benefiting from growth in our asset management franchise and strong operating performance in our underlying businesses. The strong results were partially offset by non-cash mark-to-market valuation losses, which we expect will recover over time as markets hit by shutdowns normalize.

Fee-related earnings contributed $1.4 billion to FFO for the year, representing an increase of 19% from the prior year. Excluding disposition gains, FFO from invested capital was $1.9 billion for the year, showcasing the resiliency of the underlying businesses throughout 2020 despite the impacts of the economic shutdown. Total FFO for the year also benefited from $1.6 billion in disposition gains.

Dividend Declaration

The Board declared a quarterly dividend of US$0.13 per share (representing $0.52 per annum), payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021. This represents an increase of approximately 8% over the current quarterly dividend rate. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised approximately $40 billion of third-party private fund capital during the year.

Fundraising during the year included $12 billion of previously announced commitments to our latest flagship distressed debt fund, $16 billion of commitments to our credit platform, and $4 billion of commitments for our perpetual private strategies. During the quarter we also held the final close for our second infrastructure debt fund for $2.3 billion of third-party capital, which is three times larger than its predecessor fund. Our investor base continued to grow significantly during the year, assisted by the diversity of our product offerings.

Total assets under management increased to $602 billion and fee-bearing capital now stands at $312 billion as at December 31, 2020. Growth in fee-bearing capital over the year led to a 19% increase in fee-related earnings from the prior year.

Growth in fee-bearing capital included $22 billion of increased capitalization across our listed affiliates, as well as $7 billion of capital invested across our credit and perpetual private funds. Today, we also have approximately $33 billion of committed capital across our strategies that will earn approximately $330 million of fees annually once deployed.

We generated $1.2 billion of carried interest during the year, and our accumulated unrealized carried interest now stands at $4.7 billion.

We recorded $684 million of realized carried interest into income over the year, including $434 million during the quarter related to strong market performance and realizations. While many asset sales processes were delayed earlier in the year, market activity picked up significantly in the second half of the year, and we are seeing high demand across each of our verticals. Some of these sales have already been announced and are expected to close in the coming months. As transaction activity continues to ramp up, we expect 2021 to be a strong year for carried interest and are currently anticipating up to $1 billion being recognized.

Annualized fee revenues and target carried interest now stand at a run-rate of $6.5 billion, a 12% increase from the prior year.

Growth in fee-bearing capital generated an increase in both annualized fee revenues and target carried interest. Annualized fee revenues and fee-related earnings are now $3.3 billion and $1.6 billion, respectively. Gross target carried interest stands at $3.2 billion, or $1.7 billion net of costs, at our share.

We generated a record $3.1 billion of cash available for distribution and/or reinvestment (CAFDR) over the last twelve months. As at December 31, 2020, we had $77 billion of capital available to deploy into new investments.

Excluding realized carried interest, CAFDR increased 29% over the last twelve-month period, despite the disruptions faced over the year. This was driven by the contracted and predictable nature of both our fee-related earnings, as well as distributions from listed affiliates.

Today, we have deployable capital of $77 billion which includes $17 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates and $61 billion of uncalled fund commitments available for new transactions.

We invested $44 billion over the year and have started an important next phase of growth for the business.

During the year we invested $34 billion of private fund capital, along with $4 billion of co-investment capital, bringing our latest vintage of flagships to approximately 65% committed, in aggregate. We have launched our next latest distressed debt flagship fund, are now fundraising our fourth flagship real estate fund, and expect to be launching the next private equity and infrastructure flagship funds later in 2021. We also recently launched our Global Transition Fund, focused on decarbonizing the global energy grid.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	December 31	December 31
	2020	2019
Assets
Cash and cash equivalents	$9,933	$6,778
Other financial assets	17,730	12,468
Accounts receivable and other	24,845	21,971
Inventory	10,360	10,272
Equity accounted investments	41,327	40,698
Investment properties	96,782	96,686
Property, plant and equipment	100,009	89,264
Intangible assets	24,658	27,710
Goodwill	14,714	14,550
Deferred income tax assets	3,338	3,572
Total Assets	$343,696	$323,969

Liabilities and Equity
Corporate borrowings	$9,077	$7,083

Accounts payable and other	53,041	44,767
Non-recourse borrowings in entities that we manage	139,324	136,292
Subsidiary equity obligations	3,699	4,132

Deferred income tax liabilities	15,913	14,849

Equity
Non-controlling interests in net assets	86,804	81,833
Preferred equity	4,145	4,145
Common equity	31,693	30,868
Total Equity	122,642	116,846
Total Liabilities and Equity	$343,696	$323,969

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Revenues	$17,088	$17,819	$62,752	$67,826
Direct costs	(12,859)	(13,848)	(47,386)	(52,728)
Other income and gains	481	313	785	1,285
Equity accounted income (loss)	625	737	(79)	2,498
Expenses
Interest	(1,889)	(1,852)	(7,213)	(7,227)
Corporate costs	(27)	(26)	(101)	(98)
Fair value changes	175	4	(1,423)	(831)
Depreciation and amortization	(1,536)	(1,309)	(5,791)	(4,876)
Income tax	(243)	(200)	(837)	(495)
Net income	$1,815	$1,638	$707	$5,354

Net income (loss) attributable to:
Brookfield shareholders	$643	$846	$(134)	$2,807
Non-controlling interests	1,172	792	841	2,547
	$1,815	$1,638	$707	$5,354

Net income (loss) per share[1]
Diluted	$0.40	$0.50	$(0.12)	$1.73
Basic	0.41	0.51	(0.12)	1.78
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Net income	$1,815	$1,638	$707	$5,354
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	377	91	3,170	143
Fair value changes	(175)	(4)	1,423	831
Depreciation and amortization	1,536	1,309	5,791	4,876
Deferred income taxes	(12)	(67)	81	(475)
Realized disposition gains in fair value changes or prior periods	831	192	1,554	621
Non-controlling interests	(2,276)	(1,955)	(7,546)	(7,161)
Funds from operations[1,2]	$2,096	$1,204	$5,180	$4,189

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Asset management	$642	$529	$1,776	$1,597
Real estate	478	348	876	1,185
Renewable power	348	66	1,044	333
Infrastructure	104	105	569	464
Private equity	384	189	935	844
Residential	49	87	66	125
Corporate	91	(120)	(86)	(359)
Funds from operations[1,2]	$2,096	$1,204	$5,180	$4,189

Per share[3,4]	$1.34	$0.75	$3.27	$2.71
  Non-IFRS measure – see Basis of Presentation on page 8.
  Excludes amounts attributable to non-controlling interests.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Net income	$1,815	$1,638	$707	$5,354
Non-controlling interests	(1,172)	(792)	(841)	(2,547)
Net income (loss) attributable to shareholders	643	846	(134)	2,807
Preferred share dividends[1]	(36)	(39)	(141)	(152)
Dilutive effect of conversion of subsidiary preferred shares	16	(39)	93	(74)
Net income (loss) available to common shareholders	$623	$768	$(182)	$2,581

Weighted average shares[2]	1,510.9	1,510.7	1,511.4	1,452.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[2,3]	29.8	40.0	—	35.5
Shares and share equivalents[2]	1,540.7	1,550.7	1,511.4	1,488.4

Diluted earnings per share[2,4]	$0.40	$0.50	$(0.12)	$1.73
  Excludes dividends paid on perpetual subordinated notes of $1 million for the three and twelve months ended December 31, 2020, which are recognized within net income.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2020	2019	2020	2019
Fee-related earnings[1], excluding performance fees	$354	$362	$1,242	$1,169
Our share of Oaktree’s distributable earnings	105	42	259	42
Distributions from investments	603	380	1,929	1,589
Other wholly owned investments	51	32	16	(36)
Corporate interest expense	(106)	(88)	(388)	(348)
Corporate costs and taxes	(38)	(53)	(151)	(135)
Preferred share dividends	(37)	(39)	(142)	(152)
Add back: equity-based compensation	25	24	94	87
Cash available for distribution and/or reinvestment before carried interest	957	660	2,859	2,216
Realized carried interest, net, excluding Oaktree[1,2]	181	125	244	386
Cash available for distribution and/or reinvestment	$1,138	$785	$3,103	$2,602

1. Excludes our share of Oaktree’s fee-related earnings and carried interest.
2. Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended December 31, 2020, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended December 31, 2020, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2020 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 1951549) at approximately 10:50 a.m. ET. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ4-2020. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight February 18, 2021. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 1951549).

Brookfield Asset Management Inc. is a leading global alternative asset manager with $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, credit, and residential development activities; and (xxiv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.